OPTION REPURCHASE AGREEMENT

THIS OPTION REPURCHASE AGREEMENT (this "<u>Agreement</u>"), dated as of December __, 2008, is entered into by and between Maxim Integrated Products, Inc., a Delaware corporation (the "<u>Company</u>"), and _____ ("<u>Officer</u>").

ARTICLE I

PURCHASE AND SALE

1.1   <u>Purchase and Sale of the Options</u>. Pursuant to the terms and subject to the conditions of this Agreement, Officer hereby sells, transfers, conveys and assigns to the Company, and the Company hereby purchases from Officer, all of Officer's right, title and interest in those stock options listed in attached **Schedule A** in which the Officer has checked the "YES" box under the column heading "Accept Cash Offer" (collectively, the "Options") in exchange for an aggregate amount of cash equal the Black-Scholes value of the Options based on an average of the closing prices for the Company's common stock on the NASDAQ Global Market for a twenty (20) trading day period ending on November 5, 2008 (the "<u>Purchase Price</u> "). Schedule A sets forth all of the stock options owned by the Officer prior to December 12, 2008, the number of underlying shares subject to the options, the grant date and the exercise price of the options, and the Black-Scholes value (as calculated in the preceding sentence) per option.

1.2   <u>Payment of Purchase Price</u>. Subject to Section 1.3 hereof, the Company shall deliver to Officer the Purchase Price in eight equal quarterly installments (each such installment, a "<u>Quarterly Contingent Payment</u>") on the first administratively practicable payroll dates following January 15, 2009, April 15, 2009, July 15, 2009, October 15, 2009, January 15, 2010, April 15, 2010, July 15, 2010 and October 15, 2010 (each, a "<u>Contingent Payment Date</u>"); provided, however, if any of the Options are not scheduled to be fully vested on or prior to October 15, 2010, then the Purchase Price will be made in equal quarterly installments (also referred to as Quarterly Contingent Payments) on the first administratively practicable payroll date following each remaining vesting date of such Options (also referred to as Contingent Payment Date).

1.3   <u>Condition to Payment</u>. The parties agree that the continued employment of Officer by the Company is an express condition to the continued payment of the Quarterly Contingent Payments by the Company to Officer on the Contingent Payment Dates, as contemplated by Section 1.2 hereof. If, at any time, Officer ceases to be employed by the Company for any reason then the Officer shall forfeit and have no further rights to any remaining Quarterly Contingent Payment(s) scheduled to be paid on Contingent Payment Date(s) not elapsed as of the date of such cessation of employment.

ARTICLE II

OTHER PROVISIONS

2.1   <u>Option Cancellation</u>. In consideration of the Company's promise to pay the Purchase Price in accordance with the terms herein, Officer and the Company hereby agree that the Options shall be cancelled as of the date hereof and that from and after the date hereof, the Options and any pre-existing agreement between the Company and Officer evidencing the Options shall no longer be of any force or effect.

2.2   No Employment Contract. The parties hereto acknowledge and agree that nothing in this Agreement shall be construed to give Officer any right to continue as the Company's employee or to affect the Company's right to terminate the employment of Officer at any time with or without cause to the extent permitted under law (subject to the terms of any pre-existing employment or other agreement between the Company and Officer). Nothing in this Agreement shall be construed as a contract or guarantee of wages or compensation.

2.3   Taxes. Officer agrees to assume any and all obligations imposed now or hereafter by any applicable federal, state or local tax law, including but not limited to any income, payroll, employment, social security and/or unemployment tax, with respect to the payment of the Purchase Price or any portion thereof to Officer under this Agreement. Any portion of the Purchase Price that is subject to applicable federal, state or local tax law withholding requirements shall be treated for all purpose of this Agreement as having been paid to Officer.

2.4   Assignment. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any party (whether by operation of law or otherwise) without the prior written consent of the other party; provided that the Company may assign its rights and obligations to any of its affiliates or any successor without the prior written consent of Officer, but no such assignment to an affiliate shall relieve the Company of its obligations hereunder if such affiliate does not perform such obligations.

2.5   Entire Agreement. This Agreement contains the entire agreement between the parties hereto with respect to the subject matter of this Agreement and supersedes any and all prior or contemporaneous agreements and discussions, whether written or oral, express or implied.

2.6   Experience; Sufficiency of Information. Officer is an "accredited investor," as that term is defined under Rule 501 of the Securities and Exchange Commission promulgated under the Securities Act of 1933, as amended. Officer has such knowledge and experience in financial and business matters that Officer is capable of evaluating the risks of his decision to sell the Options to the Company, including, without limitation, the risk of forfeiture described in Section 1.3 hereof and the risk that the Purchase Price may be less than the net proceeds Officer could ultimately realize if Officer decided not to sell the Options pursuant to this Agreement and exercised them some time in the future. Officer has had the opportunity to ask questions and receive answers about the Company's business, results of operations, financial condition and prospects and such other information as Officer deems appropriate. Officer has carefully read this Agreement, has had an opportunity to consult with his attorney in connection with the execution thereof and fully understands the Agreement's final and binding effect.

2.7   Governing Law. This Agreement, and all claims or causes of action (whether in contract or tort) that may be based upon, arise out of or relate to this Agreement (including any amendment, supplement or waiver of this Agreement), or the negotiation, execution or performance of this Agreement (including any amendment, supplement or waiver of this Agreement), shall be governed by the internal laws of the State of California.

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IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first above written.


COMPANY

Maxim Integrated Products, Inc.


By: _____
Name:
Title:

OFFICER

_____
Name:

Schedule A

(attached)